

Mail Stop 3561

June 28, 2016

Via E-mail
Christopher Vallos
Chief Executive Officer
Gold Lakes Corp.
3401 Enterprise Parkway, Suite 340
Beachwood, Ohio 44122

>   **Re: Gold Lakes Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 13, 2016**
>   **File No. 333-210675**
>   **Form 10-K for Fiscal Year Ended July 31, 2015**
>   **File No. 000-52814**

Dear Mr. Vallos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2016 letter.

General

1. Please note the updating requirements for the financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with any amendment over 30 days.

Risk Factors, page 9

2. We partially reissue prior comment 4. Please add risk factors discussing the risks associated with this offering such as the downward pricing pressure from the resale of these securities and the cashless exercise of the warrants and risks associated with the

Flex Agreement. In addition, we note your supplemental response that Mr. Vallos devotes substantially all of his time to the company now. Please reconcile with the disclosure on page 32.

Dilution, page 19

3. We have reviewed your revised disclosure in response to our prior comment 5. We note the table as presented does not appear to provide information as to the potential dilution that will result from the applicable transactions. Please revise your dilution table to show two separate columns. The first column should show the pro forma effect of the conversion of the outstanding notes payable into 2,776,375 shares of common stock and the second column should show the impact of these shares being sold to the public. The calculations should be based on an estimated fair market value for the common stock. Please note a sensitivity analysis should be provided for changes in the estimated fair market value of the common stock. Alternatively, you can remove the dilution table and convey the impact of these transactions in another manner.

Liquidity and Capital Resources, page 43

4. We partially reissue prior comment 11. We note the promissory note that is currently in arrears as disclosed on page F-16 of the January 2016 financial statements and your statement that the company is not currently in default on any debt and similar disclosure in the Form 10-Q filed June 17, 2016. Please advise.

Exhibits

5. Please incorporate by reference the senior demand promissory note and the note purchase agreement.

Form 10-Q for the nine months ended April 30, 2016

Exhibit 31.1

6. We note in your response to our prior comment 22 that your future certifications will conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K. It appears that your certification filed here still refers to the company as a small business issuer; therefore the prior comment is being reissued. Please confirm in your response that your future certifications will conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K.

You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Mark C. Lee, Esq.
       Greenberg Traurig, LLP